File No. 70-8727

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________
POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM U-1 APPLICATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

PSI Energy, Inc.
1000 East Main Street
Plainfield, Indiana  46168

(Name of company filing this statement
and address of principal executive offices)

Cinergy Corp.
(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202
(Name and address of agent of service)

Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

    John M. Mutz             Jerome A. Vennemann
    President                Associate General Counsel
    PSI Energy, Inc.         Cinergy Corp.
    (address above)          (address above)

Item 1.  Description of Proposed Transactions

    A.   Background:  1995 Order Authorizing Participation in Appliance
         Sales Program

    By order dated November 21, 1995 in this file (Rel. No. 35-26412) ("1995 Order"), the Commission authorized PSI Energy, Inc. ("PSI"), an Indiana corporation and an electric utility subsidiary of Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), to enter into a business venture with H. H. Gregg ("Gregg"), a retail vendor of household electronic appliances and related consumer goods, through December 31, 1996, involving an appliance sales program ("Pilot Program").

    Pursuant to the 1995 Order:

    1. PSI was authorized to market Gregg's electronic goods and appliances at retail, on a best-efforts, consignment basis, to PSI's customers at a limited number of its local offices (not more than five)./1/ The Pilot Program contemplated that when sales were made, Gregg would deliver the product and bill PSI the wholesale price paid by Gregg for the product.

    2. In connection with the Pilot Program, PSI was also authorized to sell extended service warranties covering any items purchased. PSI would either purchase the warranties from Gregg at a wholesale price and resell them to customers, or sell its own warranty and contract with Gregg to provide any of the related warranty work.

    3. Further, the Pilot Program contemplated that PSI might arrange customer financing through a bank or other financial institution for which PSI would receive a fee of up to 2% of the purchase price involved.

    The 1995 Order noted that PSI might seek to extend the Pilot Program depending on its success.

    B.   Pilot Program Implementation

    PSI has been conducting the Pilot Program through four of its local offices, redesigned to accommodate floor and rack displays. The offices are located in Bedford, Connersville, Greencastle, and Huntington, Indiana. Two stores, Greencastle and Huntington, began operations in mid-December 1995; the other two, Bedford and Connersville, in mid-January 1996. In connection with marketing Gregg's electronic goods and appliances, PSI has also been marketing to customers Gregg's extended service warranties. In addition, as contemplated in the 1995 Order, PSI has arranged (i.e., brokered) customer financing with third-party financial institutions in exchange for a fee from the third-party financier.

    The interim financial results of the Pilot Program have not met PSI's expectations, with revenues less than and expenses more than original estimates. PSI believes that a principal reason why revenues to date have not matched expectations is because of local competition with other appliances and home electronics dealers. Advertising expenses were higher than anticipated partly due to the rush to open stores in time for the 1995 Christmas shopping season. Since April of this year, the advertising strategy has been modified, and monthly advertising expenses have fallen back into line with original estimates. In addition, as described in greater detail in Item 4, PSI entered into a settlement agreement with the Indiana Office of Utility Consumer Counselor providing, among other things, that 20% of the gross margins from all sales revenues to which PSI is entitled as a result of its participation in the Pilot Program will be allocated to PSI's retail electric customers through PSI's quarterly fuel adjustment clause. Finally, initial non-recurring start-up costs also exceeded estimates.

    C.   Requested Authorization

    As set forth in greater detail below, PSI requests authorization to continue the Pilot Program with certain minor modifications for an additional year in order to advance the program goals for which authorization for the Pilot Program was originally sought. Specifically, PSI continues to believe that the energy industry is transforming into a competitive industry, and that marketing appliances and electronic goods (whether in collaboration with H. H. Gregg or some other third-party vendor or by PSI on its own) to PSI's retail customers, on the limited basis currently in effect, will provide incremental benefits to PSI in this emerging environment by among other things:

    * promoting a company brand-name identity, thereby facilitating the eventual marketing to customers by PSI or its associate companies of other energy-related and demand-side management products;

    * more fully utilizing existing employees and offices to hold down costs; and

    *  strengthening ties to customers.

    Although thus far costs of the Pilot Program have exceeded estimates, PSI believes, as noted, that many of these costs are non-recurring start-up costs (e.g., local office redesign, employee training, acquisition of point-of-sale software). PSI believes that the investments it has made and the hands-on experience it has gained will benefit it significantly as it continues with the program, including in the approaching Christmas holiday shopping season. If PSI must terminate the Pilot Program by year-end 1996, it will be forced as a practical matter to begin deactivating its sales efforts some weeks before that date and thereby forgo the full opportunities presented by the year-end holiday shopping season. To further contain 1997 program costs, Gregg has proposed certain program modifications, including increased price discounts, advertising support, and increased Gregg staff support and training for store personnel, that will increase the potential profitability of the program.

    For these reasons, PSI requests Commission authorization to continue the Pilot Program for an additional 12 months (through December 31, 1997). The renewed pilot program would be subject to the same terms and conditions contained in the 1995 Order except that:

    1. PSI may continue to conduct the program in collaboration with Gregg; alternatively, PSI may conduct the program on its own or in collaboration with other appliances or home electronics vendors./2/ In any event, PSI, whether on its own or together with third-party vendors, would market household appliances and other consumer electronic goods (including marketing extended service warranties and arranging for customer financing from third-party financial institutions) from not more than five of PSI's local offices.

    2. PSI further requests authorization to market extended service warranties to Indiana customers, covering the cost of repairs for their household appliances/electronic goods, whether or not purchased from PSI as part of the extended program.

    3. Based on its experience to date, PSI may wish to use the full-time equivalent of up to five employees (out of the approximately 2,230 employees of PSI at September 30, 1996) to carry out the program (an increase from the previously authorized three to four "FTE" employee usage)./3/

    D.   Rule 54 Statement

    Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO if the conditions in Rule 53(a), (b) and (c) are satisfied.

    As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result of the proposed transactions, will exist.

    Rule 53(a)(1): At September 30, 1996, Cinergy had invested, directly or indirectly, an aggregate of approximately $482 million in EWGs and FUCOs. The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1996 will be approximately $979 million. Accordingly, based on Cinergy's "consolidated retained earnings" at September 30, 1996, and taking into account investments as of said date, Cinergy had free Rule 53 investment capacity of approximately $8 million
(i.e., 50% of "consolidated retained earnings"   approximately $490 million
minus "aggregate investment" at September 30, 1996   $482 million).

    Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

    In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

    In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

    Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

    Rule 53(a)(4): Cinergy will simultaneously submit a copy of this statement and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

    Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

     Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

     Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended September 30, 1996 are approximately $979 million, versus approximately $908 million for the four quarters ended September 30, 1995, a difference of $71 million (representing an increase of 8%).

    Rule 53(b)(3): For the twelve months ended September 30, 1996, Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs aggregating in excess of 5% of consolidated retained earnings.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses ("Fees") to be incurred, directly or indirectly, by PSI or any associate company thereof in connection with the pilot program described herein are estimated as follows:

    Fees of Cinergy Services, Inc.       $2,000
    Out-of-pocket  expenses (primarily
    advertising and sales)               $82,000
    Gross margin allocable to PSI
    retail electric customers            $82,000
    Employee labor expense               $167,000
    Fees of Reid & Priest LLP            $2,000
    TOTAL                                $335,000

Item 3.  Applicable Statutory Provisions.

    Sections 9(a) and 10 and Rule 54 are or may be applicable to the proposed transactions.

    Rule 48(a) may apply to, and exempt in whole or in part, bank financing arranged by PSI in respect of the proposed customer appliances purchases.

    Under the Commission's pending proposed Rule 58 (Rel. No. 35-26313, June 20, 1995), the Commission has proposed to exempt from Sections 9(a) and 10 appliance sales activities similar to those proposed herein if carried out by an "energy-related company" and if certain other conditions are met.

Item 4.  Regulatory Approval.

    No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transaction. However, the Indiana Utility Regulatory Commission has continuing jurisdiction over PSI's rates and charges for retail electric utility service, and thus will have authority to review both the expenses and revenues associated with the proposed transaction in the context of its jurisdiction over PSI's retail rates and charges for retail electric service.

    In connection with the original Pilot Program, PSI entered into a settlement agreement with the Indiana Office of Utility Consumer Counselor ("OCC"). Among other things, the settlement agreement provides that: (1) 20% of the gross margins from all sales revenues to which PSI is entitled as a result of its participation in the Pilot Program will be flowed to PSI's customers through the quarterly fuel adjustment clause; (2) PSI will not discontinue any customer utility service due to non-payment of a contract entered into through the Pilot Program; (3) PSI will not combine ads for the Pilot Program with any other utility program or service; (4) PSI will record all advertising expenses for the Pilot Program in separate accounts and such expenses shall not be eligible for recovery in rates; (5) PSI will record employee wages and benefits associated with the Pilot Program in below-the-line accounts; (6) the total number of employees working in the participating local offices will not be increased to accommodate the Pilot Program; (7) PSI will record all carrying charges associated with the Pilot Program in below-the-line accounts; (8) separate insurance will be carried for the Pilot Program and the cost of that insurance will be recorded below-the-line; (9) PSI will hold ratepayers harmless from any injuries, claims, judgments and settlements which may arise as a result of the program; and (10) the OCC will have continuous access to all books and records related to the Pilot Program. PSI anticipates that this settlement agreement, with appropriate minor modifications, will be extended to cover the proposed one-year extension of the Pilot Program.

Item 5.  Procedure.

     PSI requests that the Commission issue and publish in the Federal Register not later than November 22, 1996 the requisite notice under Rule 23 with respect to the filing of this Application and the transactions proposed herein. PSI further requests that such notice specify a date not later than December 16, 1996 as the date after which the Commission may issue an order granting this Application.


     PSI waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements.

    (a)  Exhibits:

    A       Not applicable.
    B       Not applicable
    C       Not applicable.
    D       Not applicable.
    E       Not applicable.
    F-1     Preliminary opinion of counsel (to be filed by
amendment).
    G       Form of Federal Register notice
    (b)  Financial Statements:
    FS-1    PSI Consolidated Financial Statements, dated September
30, 1996
    FS-2    Cinergy Consolidated Financial Statements, dated
September 30, 1996
    FS-3    PSI Financial Data Schedule (included as part of
electronic submission only)
    FS-4    Cinergy Financial Data Schedule (included as part of
electronic submission only)

Item 7.  Information as to Environmental Effects.

        (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

        (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                             SIGNATURE

    Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 5, 1996

                                PSI Energy, Inc.

                                By:  /s/ William L. Sheafer
                                Treasurer

                           Endnotes

/1/ PSI provides retail electric service to approximately two million customers in 69 of Indiana's 92 counties, including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany and Terre Haute.

/2/ PSI will not acquire any ownership interest in Gregg or such other third-party vendors; nor would PSI establish any new subsidiaries to implement the extended program.

/3/ As before, PSI will not hire any new employees for the purpose of implementing the extended program.